Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MANAGEMENT MEMBERS’ COMPENSATION POLICY

1. PURPOSE

This document brings together, in a summarized manner, the main practices and principles of the Management Members’1 Compensation Policy2 (“Compensation Policy”) of Itaú Unibanco Holding S.A. (“Itaú Unibanco”) and of the companies that are exclusively controlled by it, hereinafter referred to as “Itaú Unibanco Conglomerate”.

The Compensation Policy is aimed at attracting, retaining and rewarding, in a meritocratic way, the deliveries made by management members, in addition to encouraging them to keep prudent levels of risk exposure in the short-, medium- and long-term strategies in the conduction of its business, in accordance with the interests of stockholders and the organization’s culture, so that the Itaú Unibanco Conglomerate can achieve sustainable results.

2. PRINCIPLES

The Itaú Unibanco Conglomerate understands that the structure of the management members’ compensation model is highly relevant for the conduction and sustainability of business. Accordingly, variable compensation should take into account the risks involved in order to encourage management members to seek results that can be observed in the short, medium and long terms, discouraging attitudes and decisions that involve an excessive risk. This practice is aimed at aligning the interests of management members with those of the Itaú Unibanco Conglomerate and stockholders.

In addition, variable compensation should take into account the individual performance and the result of the business area in which the management member works and/or Itaú Unibanco’s results. Part of this compensation is deferred over time and may be subject to the application of a malus adjustment due to the performance of the business area and/or Itaú Unibanco.

The Itaú Unibanco Conglomerate understands that compensation is an important tool for recognizing the performance of management members and, for this reason, it must be

1 Management members comprise statutory officers and members of the Board of Directors.

2 Compensation is deemed as the payment made in cash, shares, stock-based instruments or other assets in consideration of the work provided to the institution by management members, comprising fixed compensation, represented by salaries, fees and commissions, and variable compensation, composed of bonus, profit sharing in accordance with paragraph 1 of Article 152 of Law No. 6,404, of December 15, 1976, and other performance-based incentives.

3. GOVERNANCE 4. FACTORS

based on the organization’s culture and reflect not only the performance obtained, but also the way the results were achieved, using the expected behaviors contained in “Our way” as parameters. These behaviors reflect the attitudes expected from the executives of this organization. They address, among other aspects, the owner’s attitude, partnership, integrity, agility and ethics.

The compensation model must be designed in a way that it can attract and retain the best professionals in the market. Accordingly, better-than-expected deliveries, both in results and in form, must be compensated in a differentiated manner in relation to the market, always to the extent permitted under the applicable legislation and observing the compensation model rules.

In view of the importance of the management members’ compensation structure, the topic is addressed by the highest management levels of the Itaú Unibanco Conglomerate under a governance structure that allows all decisions to be made on a joint basis at several levels.

The Itaú Unibanco Conglomerate has some factors that guide this policy so as to ensure the alignment of the interests of management members with those of the Itaú Unibanco Conglomerate and of its stockholders.

The management members' compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure above the levels that are considered prudent in the short-, medium- and long-term strategies adopted by the institution.

To avoid conflicts of interest, management members’ compensation for the internal control and risk management departments must be adjusted to attract qualified and experienced professionals and it must be based on the achievement of the objectives of their own positions and not on the performance of the business areas controlled or assessed by them.

4.1 Factors for measuring the aggregate compensation amount

In order to calculate the management members’ aggregate compensation amount and its allocation to the business areas, the following factors, among others, are taken into account:

a) current and potential risks;

b) the overall results of the Itaú Unibanco Conglomerate companies;

c) Itaú Unibanco’s ability to generate cash flows;

d) the economic environment where the Itaú Unibanco Conglomerate operates and its trends; and the long-term sustainable financial bases and the adjustments to future payments in view of the risks assumed, fluctuations in the cost of capital and liquidity projections.

4.2 Factors for measuring the variable compensation amount

In order to calculate the management members’ variable compensation amount, the following criteria, at least, are taken into account:

a) the individual performance;

b) the performance of the business area and/or companies of the Itaú Unibanco Conglomerate; and

c) the ratio of the performances mentioned above to the risks assumed.

The variable compensation can be paid in local currency, shares, stock-based instruments or other assets. In cases of payments made in shares, stock-based instruments or other assets, they must be paid considering their fair value measurement. Therefore, there should not be any other form of compensation if these assets are depreciated.

At least fifty percent (50%) of the variable compensation must be paid in shares or stock-based instruments, compatible with long-term creation of value and with the time horizon of the risk.

Additionally, at least fifty percent (50%) of the variable compensation must be deferred for future payment in, at least, three years and scheduled in installments that are proportional to the deferral period.

Should Itaú Unibanco and/or the business area post a significantly decreased realized recurring net income3 or a loss during the deferral period, the deferred and unpaid installments of the compensation will be reversed in proportion to the decrease in profit.

3 Realized recurring net income is deemed as the accounting net income for the period adjusted by unrealized net income and free from the effects of non-recurring events controllable by the institution.

Furthermore, the payment of a minimum amount for variable compensation and other incentives to management members is only guaranteed on an exceptional basis, when management members are contracted or transferred to another department, city or company of the Itaú Unibanco Conglomerate, and limited to the first year after the fact that gives rise to the guarantee of payment.

Contracts with clauses for payments in excess of those provided for in legislation eventually entered to, related to the dismissal of management members, must be compatible with the creation of value and long-term risk management.

6. ANNUAL LIMIT FOR THE GRANTING OF SHARES 7. SHARE PRICE

5. SHARES USED

For the purposes of compensating management members, preferred shares issued by Itaú Unibanco (“Shares”) will be used, which may be provided from treasury shares, in compliance with the rules of the Brazilian Exchange and Securities Commission (CVM). In specific situations, such as in the case of management members who carries out their activities at Itaú Unibanco’s directly- or indirectly-controlled companies headquartered abroad, mechanisms that provide similar effects may be used, such as stock-based instruments (phantom shares) and American Depositary Receipts backed by the Company’s preferred shares.

If Shares are to be delivered, the Itaú Unibanco Conglomerate may take them back in the event of non-compliance with the specific conditions agreed upon with the management members and, in the event of a decrease in the recurring profit of Itaú Unibanco and/or the applicable business area, the unpaid installments will be proportionally reversed (malus).

The total number of Shares to be granted in each fiscal year shall not exceed the limit of one-half percent (0.5%) of the total shares of Itaú Unibanco that majority and minority stockholders hold on the balance sheet date of the same year. For the purpose of calculating the limit, the options granted under Itaú Unibanco’s Stock Option Plan are added to the number of Shares.

Should, in a given year, the number of (a) Shares used for compensating management members and (b) stock options granted in connection with the Stock Option Plan, be lower than the limit of one-half percent (0.5%) of total shares, the resulting difference may be added for the purpose of granting the Shares or stock options in any of the seven (7) subsequent years.

For the purpose of calculating the annual limit for the granting of Shares and stock options, the year to which the grant refers will be considered, regardless of the year in which the Shares and stock options are transferred to management members.

For the purpose of calculating the reference price of the Shares used for the compensation of management members, the average closing price of Itaú Unibanco Shares on B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC) (“B3”) in the thirty (30) days prior to the calculation, which shall be carried out on the seventh (7th) business day prior to the granting of the Shares, is used. For the purpose of this item, business day is the day on which trading and settlement activities are carried out on B3.

8. REGULATORY ENVIRONMENT 9. SCOPE 10. APPROVAL

Itaú Unibanco is a listed financial institution and, as such, it is subject to the rules applicable to publicly-held companies and finance companies.

In this context, in compliance with the provisions in Resolution No. 3,921, of the National Monetary Council (CMN) of November 25, 2010 (“CMN Resolution No. 3,921/10”), Itaú Unibanco implemented their Compensation Policy.

The Compensation Policy applies to financial institutions and other institutions authorized to operate by the Central Bank of Brazil that are part of the Itaú Unibanco Conglomerate, and to other companies of the Itaú Unibanco Conglomerate, at the discretion of the personnel department. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department

This Compensation Policy was prepared and is reviewed every year by the Compensation Committee and it was approved by the Board of Directors of Itaú Unibanco.